Exhibit 1

ELBIT VISION SYSTEMS LTD.

Company Contact Information: Yaron Menashe, CFO Tel: +972 4 6107609 yaron@evs.co.il

ELBIT VISION SYSTEMS ANNOUNCES Q3 2011 RESULTS

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•	Third quarter revenues of $1.56 million
•	Operating profits of $0.24 million and net profits of $0.33 million constituting 15% and 21% of net revenues, respectively

Caesarea, Israel, November 22, 2011 — Elbit Vision Systems Ltd.  (OTCBB: EVSNF.OB), a global  provider of vision technology for automatic surface inspection and in-line quality monitoring systems, today announced its consolidated financial results for the three month period ending September  30, 2011.

Third Quarter 2011 Results:
Revenues for the third quarter of 2011 were $1.56 million, representing an increase of 40% compared to $1.11 million for the third quarter of 2010.

Gross profit on a US GAAP basis was $0.95 million, representing 61% of revenues, compared with a gross profit of $0.7 million for the third quarter of 2010.

Operating profit on a US GAAP basis was $241 thousand compared with an operating profit of $167 thousand in the third quarter of 2010.

Net profit on a US GAAP basis for the third quarter of 2011 was $327 thousand, compared to a net profit of $34 thousand in the third quarter of 2010.

Sam Cohen, CEO of EVS commented, “We are certainly pleased and encouraged by these results which confirm the vision contained in our business plan. The consistency of our financial results along with the launch of our new product line at the ITMA exhibition last month are evidence of a solid foundation for achieving next year’s goals. We are confident that our increased efforts in new product development and marketing will have a materially positive effect on our 2012 results.”

About Elbit Vision Systems Ltd. (EVS): www.evs.co.il

EVS offers a broad portfolio of automatic State-of-the-Art Visual Inspection Systems for both in-line and off-line applications, and process monitoring systems used to improve product quality, safety, and increase production efficiency.  EVS' systems are used by over 650 customers, many of which are leading global companies.

This press release and other releases are available on www.evs.co.il

Safe Harbor Statement

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although EVS believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. EVS disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise.  EVS undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

Use of Non-GAAP financial measures

EVS uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income interest, taxes, depreciation, amortization. EBITDA is provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company’s business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. EBITDA should not be considered in isolation or as a substitute for comparable measures calculated and presented in accordance with GAAP.

FINANCIAL TABLES FOLLOW

ELBIT VISION SYSTEMS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
AT September 30, 2011
IN U.S. DOLLARS

	Sep-30		Dec-31
	2011	2010	2010
	U.S. dollars in thousands (except per share data)
Assets

CURRENT ASSETS:
Cash and cash equivalents	404	255	547
Restricted deposit	40	25	32

Accounts receivable:
Trade	920	216	237
Other	116	131	70
Inventories	439	618	475
Total current assets	1,919	1,245	1,361

LONG-TERM RECEIVABLES:

Severance pay fund	169	186	144
Other long-term receivables	211	263	271
Total long-term receivables	380	449	415

PROPERTY, PLANT AND
EQUIPMENT – net of accumulated
depreciation and amortization	52	49	50

OTHER ASSETS -
net of accumulated amortization:
Goodwill	242	242	242
Other intangible assets	-	88	-
	242	330	242

Total assets	2,593	2,073	2,068

	Sep-30		Dec-31
	2011	2010	2010
	U.S. dollars in thousands (except per share data)
Liabilities and shareholders’ equity

CURRENT LIABILITIES:
Credit from banks and current maturities	185	191	170
Current Maturities of Loan from Shareholder and Other	320	185	270
Accounts payable:
Trade	671	724	564
Deferred revenues	45	331	201
Other	370	354	383
Total current liabilities	1,591	1,785	1,588

LONG-TERM LIABILITIES:
Long Terms Loans From Banks (Net of current maturities)	1,070	1,242	1,227
Loans and other liabilities (net of current maturities)	555	766	681
Loan from shareholder (net of current maturities)	138	123	139
Other Long Terms liabilities	943	1,042	1,043
Accrued severance pay	222	238	199
Total long-term liabilities	2,928	3,411	3,289
Total liabilities	4,519	5,196	4,877

SHAREHOLDERS’ EQUITY	(1,926)	(3,123)	(2,809)

Total liabilities and shareholders’ equity	2,593	2,073	2,068

ELBIT VISION SYSTEMS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE NINE AND THREE-MONTHS PERIOD ENDED SEPTMBER 30, 2011
IN U.S. DOLLARS

	9 months ended		3 months ended		year ended
	Sep-30		Sep-30		December 31,
	2011	2010	2011	2010	2010
	U.S. dollars in thousands (except per share data)
REVENUES	4,234	2,233	1,557	1,113	3,912

COST OF REVENUES	1,501	1,271	602	411	1,960
GROSS PROFIT	2,733	962	955	702	1,952

RESEARCH AND DEVELOPMENT
EXPENSES – net	469	354	155	108	494
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:
Marketing and selling	900	628	376	247	921
General and administrative	515	659	183	180	802

OPERATING PROFIT (LOSS)	849	(679)	241	167	(265)

FINANCIAL (EXPENSES) INCOME - net	12	(213)	86	(125)	(291)
OTHER (EXPENSES) INCOME – net	(2)	(90)	-	(8)	(307)
LOSS BEFORE TAXES ON INCOME	859	(982)	327	34	(863)

TAXES ON INCOME	-	-	-
PROFIT (LOSS) FOR THE PERIOD	859	(982)	327	34	(863)

LOSS FROM OPERATION OF DISCONTINUED COMPONENTS	-	(1,946)	-	-	(1,946)

NET PROFIT FROM DESPOSILE OF DISCONTINUED OPERATION	-	5,354	-	-	5,436

NET INCOME	859	2,426	327	34	2,627

PROFIT PER SHARE BASIC	0.012	0.035	0.005	0.000	0.038
PROFIT PER SHARE DILUTED	0.012	0.035	0.005	0.000	0.038
WEIGHTED AVERAGE NUMBER
OF SHARES USED IN
COMPUTATION OF LOSS PER
SHARE:
BASIC (IN THOUSANDS)	69,653	69,523	69,653	69,523	69,653
DILUTED (IN THOUSANDS)	70,936	69,523	71,066	69,523	69,741